Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated November 19, 2021

Relating to Preliminary Prospectus Supplement dated November 17, 2021 and

Prospectus dated May 29, 2020

Registration No. 333-237586

Eagle Point Credit Company Inc.

6.75% Series D Preferred Stock
(Liquidation Preference $25.00 per share)

Pricing Term Sheet
November 19, 2021

The following sets forth the final terms of the 6.75% Series D Preferred Stock (the “Shares”) and should only be read together with the preliminary prospectus supplement, dated November 17, 2021, together with the accompanying prospectus dated, May 29, 2020, relating to these securities (together, the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Eagle Point Credit Company Inc.
Title of the Securities:	6.75% Series D Preferred Stock (the “Series D Preferred Stock”)
Rating*	Egan-Jones Ratings Company: BBB
Initial Number of Shares Being Offered:	1,000,000
Over-allotment Option:	The underwriters may purchase from the Issuer up to an additional 150,000 Shares to cover over-allotments, if any, within 30 days.
Initial Public Offering Price:	$25.00 liquidation preference per share; $25,000,000 in aggregate liquidation preference (assuming the underwriters’ option is not exercised)
Underwriting Discount:	$0.78125 per share; $781,250 total (assuming the underwriters’ option is not exercised)
Net Proceeds to the Issuer, before Expenses:	$24.21875 per share; $24,218,750 total (assuming the underwriters’ option is not exercised); $27,851,562.50 total (if the underwriters’ option is exercised in full)
Trade Date:	November 19, 2021
Original Issue Date:	November 29, 2021 (T + 5)
Dividend Rate:	6.75% per annum
Dividend Payment Date:	Dividends will be payable monthly in arrears on the last calendar day of every month.
Dividend Period:	The initial dividend period for the Series D Preferred Stock will be the period from November 29, 2021, to, but excluding, December 31, 2021. The subsequent dividend periods will be the period from and including a dividend payment date to, but excluding, the next dividend payment date or the stated maturity, as the case may be.

Regular Record Dates for Dividend:	The record date for the initial dividend period will be December 13, 2021. Dividends with respect to any monthly dividend period will be declared and paid to holders of record of Series D Preferred Stock as their names appear on the registration books at the close of business on the applicable record date, which will be a date designated by the board of directors that is not more than twenty (20) nor less than seven (7) calendar days prior to the applicable dividend payment date.
Business Days:	Each Monday, Tuesday, Wednesday, Thursday and Friday on which the New York Stock Exchange (“NYSE”) is open for trading.
Optional Redemption:	The Series D Preferred Stock may be redeemed at any time on or after November 29, 2026, in the Issuer’s sole option, in whole or, from time to time, in part, out of funds legally available for such redemption, at the Liquidation Preference plus an amount equal to accumulated but unpaid dividends, if any, on such shares (whether or not earned or declared, but excluding interest on such dividends) to, but excluding, the date fixed for such redemption.
Listing:	The Issuer intends to list the Shares on the NYSE and expects trading to begin within 30 days of the original issue date under the trading symbol “ECCD.”
CUSIP / ISIN:	269809 802/ US 2698098025
Lead Bookrunner:	Ladenburg Thalmann & Co. Inc.
Joint Bookrunners:	B. Riley Securities, Inc., InspereX LLC, Wedbush Securities Inc. and William Blair & Company, L.L.C.
Transfer Agent:	American Stock Transfer & Trust Company, LLC

 * Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer expects that delivery of the Shares will be made against payment therefor on or about November 29, 2021, which will be the fifth business day following the date of the pricing of the Shares (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Shares prior to the date of delivery hereunder will be required, by virtue of the fact that the Shares initially will settle in T+5 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors should consider the Issuer’s investment objectives, risks, charges and expenses carefully before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (“SEC”), contains this and other information about the Issuer and the Shares and should be read carefully before investing. The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell securities and are not soliciting offers to buy securities in any jurisdiction where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A shelf registration statement relating to these securities is on file with and has been declared effective by the SEC. Before you invest, you should read the Preliminary Prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. The offering may be made only by means of a prospectus and a related prospectus supplement, copies of which may be obtained by writing Ladenburg Thalmann & Co. Inc. at 640 Fifth Avenue, 4th Floor, New York, New York 10019, by calling toll-free 1-800-573-2541 or by sending an e-mail to: prospectus@ladenburg.com; copies may also be obtained for free by visiting EDGAR on the SEC’s website at http://www.sec.gov.